

August 28, 2012

<u>Via E-mail</u>
Warren C. Jenson
Chief Financial Officer & Executive Vice President
Acxiom Corporation
601 E. Third Street
Little Rock, AK 72201

> **Re:** **Acxiom Corporation**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed May 25, 2012**
> **File No. 000-13163**

Dear Mr. Jenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2012</u>

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities</u>

<u>Comparison of 5 Year Cumulative Total Return, page 23</u>

1. Your performance graph disclosure should present dollar amounts for the plot points provided for each of the three graphs reflecting cumulative total return. See Instruction 2 of the Instructions to Item 201(e) of Regulation S-K. Without the presentation of the dollar amounts of each plot point, it is difficult to obtain a meaningful understanding of precisely how your stock price performed against the comparison indices. You may wish to present the dollar amounts in a table or in another easily accessible manner.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page F-10

2.   Tell us the consideration you gave to providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Annual Financial Statements

Consolidated Statements of Operations, page F-28

3.   We note that beginning with your Form 10-Q for the quarterly period ended December 31, 2011, you no longer present revenues and cost of revenue separately for products and services. Revise your presentation of revenue and cost of revenue in future filings to comply with Rules 5-03.1 and 5-03.2 of Regulation S-X, or advise.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, F-36

4.   You state that you do not provide end-users with price-protection. However, we note from your discussion of the impairment assessment of deferred costs on page F-36 that some contracts contain provisions allowing the customer to request reductions in pricing under certain circumstances. Tell us how you account for these price protection provisions and the impact on your ability to meet the criterion for revenue recognition that the fee is fixed or determinable. Refer to SAB Topic 13.A.4. Provide us with any proposed changes to your disclosures, and revise your related disclosures in future filings, accordingly.

Note 13 – Income Taxes, page F-57

5.   We note from your disclosure that you file income tax returns in foreign jurisdictions. Tell us what consideration you gave to including a description of the tax years that remain subject to examination by each major tax jurisdictions. We refer you to FASB ASC 740-10-50-15(e).

Warren C. Jenson
Acxiom Corporation
August 28, 2012
Page 3

6.   We note that the table that reconciles your statutory tax rate to your effective tax rate includes an item for Non-US subsidiaries. Please clarify what the Non-US subsidiaries reconciling item represents in each of the three years presented. As part of your response, explain how this item is determined in each fiscal year and identify the significant components of this item. In this regard, explain why you include the adjustment to the valuation reserve in this item instead of presenting this amount separately. We refer you to Rule 4-08(h) of Regulation S-X.

7.   Tell us what consideration you gave to providing disclosures for the deferred tax liability for temporary differences other than undistributed earnings that were not recognized. Refer to ASC 740-30-50-2(d) and 740-30-25-18(a).

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 28, 2012)

Compensation Discussion and Analysis

Executive Summary, page 18

8.   You disclose that "Certified Revenue" and "Certified Operating Income" are corporate performance measures used to determine incentive compensation for your named executive officers for fiscal 2012. We refer to comment 8 issued in our prior comment letter dated March 9, 2010, relating to your 2009 Form 10-K. As requested, when discussing non-GAAP metrics used for determining incentive compensation, please clearly identify such measures as non-GAAP when first referenced in your filing, and briefly explain how they are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. We note the references on page 19 to the definitions of terms provided in the incentive plan, and to the fact that "Certified Operating Income" is adjusted for restructuring and "other unusual charges," but the filing itself should indicate specifically how the non-GAAP performance measures are calculated from your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief